INFORMATION STATEMENT

DISTRIBUTION OF

SHARES OF THE $0.01 PAR VALUE
COMMON STOCK OF SURG II, INC.

through distribution by

ENTRX CORPORATION

to

The Holders of Its Common Stock

        We (Entrx Corporation) are sending you this Information Statement in connection with the distribution of approximately 3,791,670 shares of the $0.01 par value common stock of Surg II, Inc., which is a majority owned subsidiary of Entrx Corporation, to our shareholders as a dividend. The distribution is being made effective October 22, 2002 to our shareholders of record as of the close of business on October 11, 2002. Each such shareholder is receiving one share of Surg II, Inc. common stock for every two shares of Entrx Corporation common stock held.

      The distribution is being effected as part of a plan to provide our shareholders with value outside of Entrx Corporation. Surg II, Inc. is seeking and negotiating to obtain or enter into a new business. Following the distribution, the shareholders of Entrx Corporation will own approximately 90% of the outstanding shares of the common stock of Surg II, Inc. The Surg II, Inc. common stock is currently traded on the Over the Counter Bulletin Board under the symbol “SURG.”

      No vote of our shareholders is required in connection with this distribution. You will not be required to pay cash or provide any other consideration, or to surrender or exchange any shares of Entrx Corporation common stock, in order to receive the distribution of Surg II, Inc. common stock. Therefore, you are not required to take any action.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Surg II, Inc. common stock to be issued to you pursuant to this distribution, or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Information Statement is October 22, 2002.

Background of Distribution

      Until January 22, 2002, Surg II, Inc. was engaged in the business of designing, developing, manufacturing and marketing specialty medical and surgical wound drainage products under the name Surgidyne, Inc. On June 22, 2002, Surg II, Inc. sold all of its assets to Sterion Incorporated and changed its name from Surgidyne, Inc. to its current name. The proceeds of that sale allowed Surg II, Inc. to pay nearly all of its liabilities. Accordingly, following the sale, Surg II, Inc. had minimal assets, and liabilities of less than $100,000.

      On May 29, 2002, we acquired 145,000,000 shares of no par value common stock from Surg II, Inc. for $3,000,000. The 145,000,000 shares of no par value common stock became 3,625,000 shares of $0.01 par value common stock as of the close of business on October 4, 2002, as the result of a one for 40 reverse stock split (see “Capitalization of Surg II, Inc.” later in this Information Statement). All further reference to the number of shares of common stock of Surg II, Inc. will take this reverse stock split into consideration.

      On September 25, 2002, we acquired an additional 357,142 shares of the $0.01 par value common stock from Surg II, Inc. for $300,000, making the total number of shares we owned equal to 3,982,142. As a result, prior to the distribution, we owned approximately 91% of the 4,348,720 shares of the Surg II, Inc. $0.01 par value common stock outstanding.

      Our acquisition of the Surg II, Inc. common stock was in furtherance of our plan to provide our shareholders with enhanced value outside of Entrx Corporation. We acquired the Surg II, Inc. common stock with the intention of finding, and causing Surg II, Inc. to acquire, a business which we would expect to have potential for growth, and to distribute our ownership of Surg II, Inc. and that business to our shareholders. We have been seeking such businesses, and have been negotiating with various parties for such an acquisition, Inc. Surg II, Inc. will continue to engage in such negotiations, and will publicly announce any definitive agreement entered into for the acquisition of any new business shortly after reaching such an agreement.

      Our initial plan was to distribute our shares of Surg II, Inc. to our shareholders as a dividend once negotiations for the acquisition of a business by Surg II, Inc. had been completed. We have since determined that it is in our best interests, and those of our shareholders, to distribute our shares of Surg II, Inc. as a dividend prior to the completion of any negotiations for the acquisition of a new business for Surg II, Inc.

The Number of Shares We Will Distribute

      In effecting the dividend, we will distribute 3,791,670 shares of Surg II, Inc. common stock, reduced by the number of fractional shares which are not distributed, and increased by the number of shares we may be required to distribute to persons who execute warrants for the purchase of up to 575,000 shares of Entrx Corporation common stock at $1.50 per share prior to October 31, 2002. Since we intend to retain 75,000 shares of Surg II, Inc. common stock to be used for options to members of our Board of Directors, we may be required to purchase up to an additional 170,000 shares of Surg II, Inc. common stock for distribution as a dividend with respect to the shares acquired on the exercise of those warrants.

The Number of Shares You Will Receive

      For every two shares of Entrx Corporation common stock you own, you will receive one share of Surg II, Inc. common stock. As a result of the calculation of the dividend, shareholders who own an odd number of shares of Entrx Corporation common stock would end up with one half of a share of Surg II, Inc. common stock. However, we will not distribute any fractional shares of Surg II, Inc. common stock in connection with the distribution. Instead, we are paying our shareholders $1.00 for each one-half share. The fractional share payment we are making should not be taken as the actual fair market value of the Surg II, Inc. shares.

When and How You Will Receive Shares of Surg II, Inc. Common Stock

      We have released our 3,982,142 shares of Surg II, Inc. to the transfer agent for the Surg II, Inc. common stock, Wells Fargo Bank Minnesota, NA, 161 North Concord Exchange, South St. Paul, Minnesota 55075 (“Wells Fargo”). On the October 22, 2002 distribution date, Wells Fargo will have registered all of the dividended shares of Surg II, Inc. in the names of the Entrx Corporation shareholders of record as of the close of business on October 11, 2002, and will be mailing those certificates along with this Information Statement, to you.

      Most of our shareholders have their shares of Entrx Corporation held on account by a broker, bank or other nominee. In such cases, the nominee is the registered holder, or “street name” holder, for your shares of Entrx Corporation common stock, and will be recorded as the registered holder of the Surg II, Inc. shares being distributed to you as a dividend. Your nominee should then electronically credit your account with those shares. You should similarly receive any cash credited to you in lieu of the issuance of a fractional share. Shareholders holding shares in nominee form will receive this Information Statement separate from any stock certificate.

U.S. Federal Income Tax Consequences

      We have been advised that:

      Tax Consequences to Entrx. We will recognize a taxable gain equal to the excess of the fair market value of the Surg II, Inc. common stock distributed by us on the distribution date (which is October 22, 2002), over our tax basis in that stock.

      Possible Taxable Gain to Shareholders. It is anticipated that you will not recognize a taxable gain on the distribution of the Surg II, Inc. common stock. You will recognize a taxable gain only if the cost basis of your Entrx Corporation common stock is less than the fair market value of the Surg II, Inc. common stock that you receive. Any gain will be equal to the excess of the fair market value of the Surg II, Inc. common stock received by you, as of the distribution date (which is October 22, 2002), over the basis you have in your shares of Entrx Corporation common stock.

Allocation of Tax Basis

•	The tax basis on the shares of Surg II, Inc. common stock you reserve will equal the fair market value of that stock as of the distribution date.

•	The tax basis in your shares of Entrx Corporation common stock will be reduced by the fair market value of the Surg II, Inc. common stock you receive as of the distribution date.

As a result of these adjustments, therefore, the basis of your shares of Entrx Corporation common stock before the distribution will be equal to the combined basis of your Entrx Corporation common stock and the Surg II, Inc. common stock you receive after the distribution.

      Fair Market Value. Within a reasonable time after completion of the distribution, we will provide you with our determination of the fair market value of the Surg II, Inc. shares of common stock as of the distribution date.

      Holding Period. The holding period of the shares of Surg II, Inc. common stock for income tax purposes will commence on the date of distribution, and will not include any time you have owned your shares of Entrx Corporation common stock with respect to which the distribution of your Surg II, Inc. shares is made.

      Treatment of Fractional Shares. If you receive cash in lieu of a fractional share of Surg II, Inc. common stock, the cash will be treated for U.S. Federal income tax purposes as a return of capital from Entrx Corporation. The cash payment will reduce the basis in your shares of Entrx Corporation common stock, with respect to which the distribution of your Surg II, Inc. shares is made, by the amount of the payment. If the cash payment (which will not exceed $1.00) exceeds the basis in your shares of Entrx common stock, you will realize a capital gain equal to the difference between the cash you receive and your tax basis in the shares of Entrx Corporation common stock with respect to which the distribution of your Surg II, Inc. shares is made.

      Subsequent Sale of Stock. If you sell your shares of Surg II, Inc. common stock, you will recognize gain or loss on the sale equal to the difference between your sales proceeds and the tax basis allocated to the shares you sold, as described above under “Allocation of Tax Basis.” The gain or loss will be a capital gain or loss if you held the shares as a capital asset. The capital gain or loss will be long-term if your holding period for the stock is more than one year, as calculated above under “Holding Period.” The deductibility of capital losses is subject to limitations.

      We have not sought or obtained a letter ruling from the Internal Revenue Service which confirms any of the income tax consequences of the distribution.

      You should consult your tax advisor about the tax consequences of the distribution to you, including the application of state, local and foreign tax laws and the possible changes in tax law that could affect the tax consequences described above. Neither we nor the transfer agent can provide you with such advice.

Market for Surg II, Inc. Common Stock

      Until October 4, 2002, trading in the Surg II, Inc. common stock was effected and reported on the Over the Counter Bulletin Board under the symbol “SUGR.” After October 4, 2002, the symbol was changed to “SURG.” The following table sets forth the high and low bid prices of the Surg II, Inc. common stock quoted during each quarter for the years ending December 31, 2000 and December 31, 2001, and for the three quarters of 2002 ended with September 30, 2002, as obtained from information published by NASAQ. Those quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. Those quotations are also adjusted to reflect the one for 40 reverse stock split of Surg II, Inc. common stock effected on October 4, 2002.

	Bid Price Range

	High	Low

Year 2000
First Quarter	$10.20	$6.40
Second Quarter	21.20	5.20
Third Quarter	21.20	7.20
Fourth Quarter	12.00	2.80

	Bid Price Range

	High	Low

Year 2001
First Quarter	7.48	4.00
Second Quarter	7.48	1.60
Third Quarter	4.00	1.60
Fourth Quarter	3.60	1.10

Year 2002
First Quarter	8.80	1.20
Second Quarter	8.80	2.80
Third Quarter	4.80	2.00

      On October 17, 2002, the bid price of Surg II, Inc.’s common stock on the OTC Bulletin Board was $1.01 per share.

      Trading of the Surg II, Inc. common stock has been sporadic. During the last quarter of 2002, transactions were reported for only seven days. The spread on the bid and asked prices on October 17, 2002, was $1.01 bid, $5.00 asked, indicating that a stable and reliable market for Surg II, Inc. does not exist.

      As of October 11, 2002, Surg II, Inc. had approximately 435 shareholders of record. With the distribution of the dividend of Surg II, Inc. common stock, Surg II, Inc. will have approximately 1,580 shareholders of record. At least 3,500 shareholders will own shares of Surg II, Inc. in street name after the distribution.

      Generally, the shares of Surg II, Inc. that you receive in the distribution will be freely tradable by you. However, if you hold “restricted” (as that term is defined under the Securities Act of 1933) shares of Entrx Corporation common stock, the shares of Surg II, Inc. common stock you receive will be similarly restricted. In addition, an affiliate of Surg II, Inc. is subject to certain restrictions on the sale of his or her shares, and in the event of such a sale, will be required to comply with, among other laws and regulations, Rule 144 under the Securities Act of 1933.

Assets of Surg II, Inc.

      As of September 30, 2002, Surg II, Inc. had cash or cash equivalents of approximately $3,200,000, and liabilities of less than $50,000.

Capitalization of Surg II, Inc.

      On September 24, 2002, the Board of Directors of Surg II, Inc. announced a one for 40 reverse stock split, for shareholders of record at the close of business on October 4, 2002. This recapitalization was effected through an amendment to the Articles of Incorporation of Surg II, Inc. whereby the authorized capital stock of Surg II, Inc. was reduced from 200,000,000 shares of no par value capital stock to 5,000,000 shares of $0.01 par value capital stock, and 40 shares of the previously authorized no par value common stock became one share of the newly authorized $0.01 par value common stock. As was the case prior to the recapitalization, all issued shares of Surg II, Inc. capital stock are common stock, unless the Board of Directors, when authorizing the issuance of shares of capital stock, designate the shares to be of one or more different classes or series of shares, and designate the relative rights and preferences of such shares. Previously designated preferred stock has been cancelled, and only common stock is currently outstanding.

Principal Shareholders of Surg II, Inc./ Control

      Wayne W. Mills, the President of Entrx Corporation, and a member of the Board of Directors of Entrx Corporation, beneficially owns 1,720,000 shares of the common stock of Entrx Corporation. Accordingly, as a result of the spin-off, Mr. Mills will beneficially own 860,000 shares of Surg II, Inc. common stock, or approximately 20% of the total shares of Surg II, Inc. common stock outstanding following the distribution. Of the 860,000 shares of Surg II, Inc. common stock, 200,000 are owned by Blake Capital Partners, LLC, which is wholly owned by Mr. Mills, 200,000 shares are owned in Mr. Mills’ Individual Retirement Account, and 137,500 are owned by Mr. Mills’ spouse, to which he disclaims beneficial ownership. Mr. Mills’ address is Suite 2690, 800 Nicollet Mall, Minneapolis, Minnesota 55402.

      To our knowledge, as a result of the dividend, Bradley Resources Company, 1151 S.W. 30th St., Suite E, PO Box 1938, Palm City, FL 34991, owns 215,200 shares of Surg II, Inc. common stock, or approximately 5% of the total shares of Surg II, Inc. common stock outstanding.

      To our knowledge, no other person owns beneficially more than 5% of the outstanding common stock of Surg II, Inc. after the distribution.

      Because of the stock ownership of Surg II, Inc. common stock by Mr. Mills, Mr. Mills, and we through Mr. Mills, will likely have significant control over the activities of Surg II, Inc., and the election of the members of its Board of Directors.

Future Transactions

      As the result of Surg II, Inc.’s capitalization, any transaction which Surg II, Inc. enters into in order to acquire any business will likely require an amendment to Surg II, Inc.’s Articles of Incorporation to increase its capitalization. Any such amendment to Surg II, Inc.’s Articles of Incorporation, or any merger or similar transaction between Surg II, Inc. and any other business entity, will require approval of Surg II, Inc.’s shareholders. If, and shortly following the time when, Surg II, Inc. negotiates an agreement to acquire a business, Surg II, Inc. will have to call a shareholders’ meeting. The proxy statement for that shareholder’s meeting will provide the Surg II, Inc. shareholders with detailed information relating to any business acquisition or combination so negotiated in order to permit those shareholders to make an informed voting decision.

      There can be no assurance that Surg II, Inc. will be successful in acquiring or engaging in any new business, or that, if acquired, the business acquired or engaged in will be successful.

Additional Information

      Surg II, Inc. and we are each subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act, and accordingly each company files annual, quarterly and special reports, proxy statements and other information with the SEC, including financial statements. Members of the public may read and copy any materials Surg II, Inc. and we file with the SEC from the SEC’s Public Reference Room at its principal office, 450 Fifth Street NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1(800) sec-0330. The SEC maintains a website at www.sec.gov that contains materials we and Surg II, Inc. each file electronically with the SEC. If you would like a copy of any reports we filed with the SEC in 2002, you may write us at Suite 2690, 800 Nicollet Mall, Minneapolis, Minnesota 55402, asking for copies of those reports and we will mail them to you free of charge.